Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
PETER C. CANELLOS	ERIC S. ROBINSON
DAVID M. EINHORN	PATRICIA A. ROBINSON*
KENNETH B. FORREST	LEONARD M. ROSEN
THEODORE GEWERTZ	MICHAEL W. SCHWARTZ
MAURA R. GROSSMAN	ELLIOTT V. STEIN
RICHARD D. KATCHER	WARREN R. STERN
THEODORE A. LEVINE	PATRICIA A. VLAHAKIS
DOUGLAS K. MAYER	J. BRYAN WHITWORTH
ROBERT B. MAZUR	AMY R. WOLF
PHILIP MINDLIN

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON**	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

October 28, 2013

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC  20549

Re:                 NMI Holdings, Inc.
Registration Statement on Form S-1
Filed October 9, 2013
File No. 333-191635

Dear Mr. Riedler:

On behalf of NMI Holdings, Inc., a Delaware corporation (the “Company” and, together with its subsidiaries, “National MI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated October 25, 2013, with respect to the draft Registration Statement on Form S-1 referenced above.  We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

With this letter, the Company is filing an amendment (“Amendment No. 1”) to the Registration Statement on Form S-1.  We are providing supplementally to the Staff six copies of Amendment No. 1 blacklined to show the changes to the draft Registration Statement we submitted to you on October 9, 2013.  All page references in the responses set forth below are to the pages of Amendment No. 1 filed with the Commission.  All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Use of Proceeds, page 47

1.              If you have no specific plans for the proceeds of this offering beyond working capital and other corporate purposes, please revise your disclosure to discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure to discuss the principal reasons for the offering.  Please refer to page 47 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Share-Based Compensation, page 84

2.              We are deferring a final evaluation of stock compensation until your estimated offering price is specified.  Continue to provide us with updates to the analysis for all equity related transactions through the effectiveness date of the registration statement.  We may have further comments in this regard, when the amendment containing this information is filed.

The Company acknowledges the Staff’s comment.  As discussed with the Staff in a telephone conversation on October 28, 2013, the Company will supplementally provide to the Staff, on a confidential basis, the estimated offering price and related information that we would expect to provide in the next amendment to the Registration Statement so that the Staff may further evaluate the Company’s stock compensation.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-4

3.              Please file copies of the forms lock-up agreements entered into in connection with the private placement and this offering as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment.  The Company has filed as Exhibit 99.3 to Amendment No. 1 the form-of lock-up agreement entered into in connection with the private placement.  The Company will file a form of underwriting agreement as Exhibit 1.1 to its next amendment to the Registration Statement, which agreement will include as an exhibit thereto the form of lock-up agreement to be entered into in connection with the offering.

*   *   *   *   *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 or Alison Zieske Preiss at (212) 403-1107.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosure

cc:	Glen Corso (NMI Holdings, Inc.)